Exhibit 99.1

Vinci Partners Press Release AUGUST 16 2022

VINCI PARTNERS COMPLETES ACQUISITION OF SPS CAPITAL

Rio de Janeiro, August 16, 2022 -- Vinci Partners Investments Ltd. (NASDAQ: VINP) ("Vinci Partners,” “Vinci,” "we," "us," or "our"), the controlling company of a leading alternative investment platform in Brazil, announced today that it has completed the previously announced acquisition of SPS Capital (“SPS”, “Team”), a leading independent alternative asset manager focused on the Special Situations segment in Brazil.

As a result of the closing, Vinci will add approximately R$2.0 billion in assets under management, distributed across three vintages in SPS’s flagship strategy.

“We are thrilled to announce the closing of the acquisition of SPS Capital,” said Alessandro Horta, Vinci Partners’ CEO. “SPS will enhance Vinci’s product offering, adding a new strategy in which we currently do not operate. We believe that combining Vinci’s distribution capabilities with the Team’s extensive experience and track record in the Special Situations sector presents a key opportunity in fundraising for future vintages and complementary products.”

Transaction Overview

The acquisition of SPS Capital strengthens Vinci’s FRE quality, stability, and visibility for future earnings results and enriches Distributable Earnings’ composition, due to the recurring and high-visibility nature of SPS’ revenue stream, coming from funds with long-term lockups and a typical private market fee structure.

We expect low-to-mid single-digit short term accretion in Distributable Earnings per share with the Transaction, with upside to high single-digit medium term accretion as current funds are deployed, and a new flagship vintage is launched.

The Transaction, which was announced on July 28, 2022, closed today and has an initial cash component, with an additional consideration in VINP’s Class A common stock through an earnout structure to be paid in 2027, up to a maximum number of 1.7 million shares, subject to the achievement of certain fundraising and incremental management fee revenue targets.

About Vinci Partners

Vinci Partners is a leading alternative investment platform in Brazil, established in 2009. Vinci Partners' business segments include private equity, public equities, real estate, credit, infrastructure, hedge funds, and investment products and solutions, each managed by dedicated investment teams with an independent investment committee and decision-making process. We also have a financial advisory business, focusing mostly on pre-initial public offering, or pre-IPO, and merger and acquisition, or M&A, advisory services for Brazilian middle-market companies.

About SPS Capital

SPS Capital is a leading special situations independent asset manager in Brazil, established in 2017. SPS Capital operates through an all-weather approach, with exposure to assets in different stages of the economic cycle and sectors, in five different strategies including funding for primary and secondary market, legal claims, litigation finance and credit platforms. The flagship strategy holds three vintages and represents R$2.0 billion in assets under management.

Vinci Partners Press Release AUGUST 16 2022

Forward-Looking Statements

This press release contains forward-looking statements that can be identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. By their nature, forward-looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements and there can be no assurance that such forward-looking statements will prove to be correct. The forward-looking statements included herein speak only as at the date of this press release and we do not undertake any obligation to update these forward-looking statements. Past performance does not guarantee or predict future performance. Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of this press release. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time.

USA Media Contact

Nick Lamplough / Kate Thompson / Katie Villany

Joele Frank, Wilkinson Brimmer Katcher

+1 (212) 355-4449

Brazil Media Contact

Danthi Comunicações

Carla Azevedo (carla@danthicomunicacoes.com.br)

+55 (21) 3114-0779

Investor Contact

ShareholderRelations@vincipartners.com

NY: +1 (646) 559-8040

RJ: +55 (21) 2159-6240